Exhibit 99.1

Selina to Participate in Company Presentation and Fireside Chats Live on Twitter Spaces

(NEW YORK, February 27, 2023) – Selina Hospitality PLC (“Selina”, NASDAQ: SLNA), the fast-growing lifestyle and experiential hospitality company targeting millennial and Gen Z travelers, today announced that it will host a series of presentations and fireside chats live on the Twitter Spaces platform to discuss the company, 2023’s strategic initiatives and outlook, and preliminary unaudited 2022 financial results.

Twitter Spaces Details

•	Tuesday, February 28, from 11:15 am - 12:00 pm EST

•	Company presentation and fireside chat with Rafael Museri, Co-Founder and Chief Executive Officer of Selina and Steven O’Hayon, EVP and Head of Strategy.

•	Moderated by Mark Moran, CEO of Equity Animal

•	A Q&A will follow the fireside chat. To ask questions during the Q&A, participants must join the Twitter Space using a mobile device.

•	RSVP: https://twitter.com/i/spaces/1jMJgLYmWnyxL

•	Thursday, March 2 from 11:00 am - 11:45 am EST

•

Company presentation and fireside chat with a focus on 2023’s strategic initiatives and outlook, and additionally highlighting preliminary unaudited financial results hosted by Rafael Museri, Co-Founder and Chief Executive Officer of Selina, Barbara Zubiria, Selina’s Chief Financial Officer, and Sam Khazary, EVP and Head of Corporate Development

•	Moderated by Mark Moran, CEO of Equity Animal.

•	A Q&A will follow the presentation. To ask questions during the Q&A, participants must join the Twitter Space using a mobile device.

•	RSVP: https://twitter.com/i/spaces/1RDGlaRlDRdJL

To participate in the Twitter Spaces, please follow @SelinaHotels and @EquityAnimal.

To listen only, participants can access the Twitter Space from a computer.

About Selina Hospitality PLC.

Selina (NASDAQ: SLNA) is one of the world’s largest hospitality brands built to address the needs of millennial and Gen Z travelers, blending beautifully designed accommodation with coworking, recreation, wellness, and local experiences. Founded in 2014 and custom-built for today’s nomadic traveler, Selina provides guests with a global infrastructure to seamlessly travel and work abroad. Each Selina property is designed in partnership with local artists, creators, and tastemakers, breathing new life into existing buildings in interesting locations in 25 countries on six continents – from urban cities to remote beaches and jungles. To learn more, visit Selina.com or follow Selina on Twitter, Instagram, Facebook, Linkedin or YouTube.

Forward-Looking Statements

This press release contains statements that are, or may be deemed to be, forward-looking statements. All statements other than statements of historical fact included in this press release, including statements regarding our future results of operations and financial position as well as plans and objectives of management for future operations, are forward-looking statements. These forward-looking statements are based upon estimates and assumptions that, while we consider reasonable, are inherently uncertain. Such statements are subject to risks and uncertainties, and actual results may differ materially from those expressed or implied in the forward-looking statements due to various factors, including, but not limited to, those described in our filings with the U.S. Securities and Exchange Commission. No assurance can be given that such future results will be achieved. Such forward-looking statements contained in this document speak only as of the date of this press release. We expressly disclaim any obligation or undertaking to update these forward-looking statements contained in this press release to reflect any change in our expectations or any change in events, conditions, or circumstances on which such statements are based unless required to do so by applicable law.

Contacts:

Media: press@selina.com

Investors: investors@selina.com